Exhibit 99.1

Systems Xcellence Inc. INTERIM FINANCIAL INFORMATION Second Quarter Fiscal Year 2006 For the three and six month period ended June 30, 2006 (UNAUDITED)

Systems Xcellence Inc.

To Our Shareholders

Dear Shareholder:

Q2 was another strong quarter for SXC as we delivered significant year-over-year growth driven primarily by our core transaction processing business. Revenue increased 52% to 18.5 million, all of it being organic growth. Adjusted EBITDA1 increased 82% to $4.6 million, or 25% of revenue, and net income was $0.12 per fully-diluted share compared to $0.10 per fully-diluted share last year. Recurring revenue was 68% of total revenue, with our core transaction processing revenue increasing 75% to $9.0 million. From a diversification perspective, 69% of revenue was generated from our payer group and 31 % from our provider group. As a result of Q2 performance and our visibility into the next several quarters, we raised our revenue and Adjusted EBITDA1 guidance for the remainder of 2006.

While we are pleased with our year-over-year performance, our notable achievement in Q2 was the completion of our $38.7 million U.S. IPO and subsequent listing on the NASDAQ stock exchange. A U.S. listing was a natural evolution for us, as more than 95% of our business is generated from U.S.-based customers and most of our management, operations and personnel are located in the States. The transaction provides us with a strong balance sheet to support our near-term growth initiatives and down the road gives us access to a greater pool of capital capable of funding our long-term growth. From an investor perspective, we expect to generate analyst coverage from several U.S. banks, we have expanded our base of institutional investors and we have opened up our story to the U.S. investor audience.

With the proceeds from this transaction, subsequent to quarter-end, we eliminated our debt and were left with more than $60 million in cash to pursue organic and acquisitive growth opportunities. In building an acquisition pipeline, we seek opportunities that can accelerate our penetration of certain market verticals, enhance our product/service offerings and further build our base of recurring revenue. In undertaking an acquisition, we look to leverage our pharmaceutical and/or information systems domain expertise; increase our recurring revenue base; produce $5-20M in EBITDA1; generate material cost and/or revenue synergies; and become accretive to EPS within four quarters.

On the operational front, Q2 was a busy period. One of the key highlights was initiating work with Omnicare, a $6 billion revenue Fortune 500 company and the largest provider of pharmaceuticals and related ancillary pharmacy services to the long-term care market. This transaction processing agreement marks our entry into the Institutional Pharmacy marketplace and highlights our capabilities to customize solutions to meet our clients' needs. Given the unique characteristics of the long-term care market, Omnicare required a specialized solution which we were able to deliver. We believe there is strong potential for this relationship to grow significantly throughout the contract period.

With InformedRx we added seven new customers in the quarter, bringing our total to about 25. We are excited with our prospects for InformedRx, and we look to make additional contract announcements during the remainder of the year. To accelerate activity within the group, we hired Brandon Newman as Vice President, National Accounts for InformedRx. Brandon has a deep background in the PBM market and will serve as the primary point of contact in establishing business relationships and managing InformedRx sales efforts in the employer group, benefits consulting and Third Party Administrator market sectors.

Another ongoing initiative in the payer market is our work in the public sector. To help increase our pipeline in this market, in Q2 we hired Dan Hardin as Vice President, Business Development, Public Sector. Dan is a pharmacist with a wealth of public sector experience and he will focus primarily on expanding our business development activities within state Medicaid programs.

Activity in the government sector during Q2 included a $5.0 million multi-year software license agreement with Emergis Inc., to deploy a province-wide drug information system solution in Newfoundland and Labrador; and a nine-year, $14.0 million agreement- effectively an extension of our existing contract- to provide information technology systems support for the PharmaNet system in British Columbia.

Systems Xcellence Inc.

To Our Shareholders (continued)

One of the key drivers for our year-over-year growth in the payer business is the Medicare Part D program. Q2 Part D transaction volume processed at our data center was up 35% over Q1 of this year. And at the end of Q2, our Part D member count was 1.9 million lives; up from 1.6 million at the time of our Q1 conference call in May. We believe this number has the potential to climb even higher before the year is over.

On the provider side of our business, we continue to invest in product upgrades and expect to launch Version 9.0 of the HBS retail system in Q4 of this year, followed by another major upgrade in Version 10.0 for Q4 of 2007. During the quarter we added 40 new pharmacies to our customer base and we have a solid prospect pipeline with several mid-size chain opportunities. Our provider group continues to be a solid performer generating growth in the 15-20% range and delivering EBITDA1 margins and recurring revenue percentages consistent with overall corporate levels.

On the heels of developments in our payer and provider markets, our transaction processing volumes reached 75 million in the quarter. This represents a sequential quarterly increase of 15%, and 120% over the same period last year - all organic growth. These transactions now represent pharmacy claims adjudication, 3rd party claims switching, RxEXPRESS ASP transactions and pre-post adjudication of institutional pharmacy transactions.

As evidenced by our financial results and our pipeline of opportunities, the primary thrust of our value proposition for pharmacy benefits sponsors - à la carte services with full price transparency - remains at the forefront for healthcare organizations grappling with rising drug use and drug prices. The notion of price transparency has been prominent in the media and in our industry for several years and has emerged as one of the key decision-making criteria for healthcare organizations looking to tame high drug expenditures within their benefit programs. Our ability to offer this price transparency - coupled with a broad array of PBM services supported by superior technology - means that increasingly we are being invited to the table to compete in RFP opportunities that are larger in scope and value than our traditional contracts.

In summary, we believe we have never been better positioned to pursue our organic and acquisitive strategies to grow our business. In the coming months we look to further expand our InformedRx full-service PBM offerings in multiple verticals of the commercial sector, pursue long-term and multi-million dollar public sector PBM deals, capture enterprise pharmacy management business with larger pharmacy chains, and seek strategic acquisitions. We will remain patient as we explore our acquisition prospects, however, we believe that good consolidation opportunities exist in our market and will ultimately help us to accelerate our growth in our targeted areas.

Sincerely,

Gordon S. Glenn President and CEO

1Please refer to the " Adjusted EBITDA Reconciliation to Net Income"
section of the Management's Discussion and Analysis for a definition and reconciliation of Adjusted EBITDA.

Systems Xcellence Inc.

Management's Discussion & Analysis

You should read the following in conjunction with the audited annual and unaudited interim consolidated financial statements and the notes of Systems Xcellence Inc. ("the Company"). The consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of significant differences between Canadian GAAP and US GAAP of the net income, balance sheet, and cash flow items is presented in Note 8 of the interim financial statements. The forward-looking statements in this discussion regarding industry, our expectations regarding future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the "Risk Factors" section. The Company's actual results may differ materially from those contained in any forward-looking statements. You should read this discussion completely and with the understanding that actual future results may be materially different from expected results. Management is under no obligation to update these forward-looking statements after the date of these interim financial statements, even though the Company's situation will change in the future. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

RISK FACTORS

There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include, but may not be limited to the ability of the Company to adequately address: the risks associated with acquisitions, the Company's dependence on key customers and key personnel, competition from both existing and new sources, expanding its service offerings, the impact of technological change on its product/service offerings, potential fluctuations in financial results, the sufficiency of its liquidity and capital needs, the indebtedness of the Company, the volatility of its share price, the Company's limited history of profitability, the continued viability of its proprietary technology, its product liability and insurance needs, its reliance on key suppliers if any, continued confidence in e-commerce as an on-line delivery mechanism for information, and the impact of government regulation on the business. The primary risks affecting the Company are substantially unchanged from those discussed in the Company's prospectus dated June 22,2006.

OVERVIEW

Company Summary

The Company is a leading provider of healthcare information technology solutions and services to providers, payers and other participants in the pharmaceutical supply chain in the United States and Canada. The Company's product offerings include a wide range of pharmacy benefit management services and software products for managing prescription drug programs and for drug prescribing and dispensing. The software products are available on a license basis with on-going maintenance and support or on a transaction fee basis using an Application Service Provider ("ASP") model. The Company's payer customers include over 70 Managed Care Organizations, Blue Cross Blue Shield organizations, government agencies, employers and intermediaries such as Pharmacy Benefit Managers ("PBM's"). Our provider customers include over 1,200 independent, regional chain, institutional, and mail-order pharmacies. The solutions and services assist both payers and providers in managing the complexity and reducing the cost of their prescription drug programs and dispensing activities.

The Company's revenue is primarily derived from transaction processing services, software license sales, hardware sales, maintenance, and professional services. Revenue from transaction processing includes ASP and switching services and is recognized as services are provided. Revenue from software licenses and hardware sales is recognized when a license agreement is executed with the customer and the software or hardware product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed for arrangements with significant payment due beyond normal trading terms, to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met. Maintenance and professional services revenues are recognized as the services are performed. Professional services revenues attributed to fixed price arrangements are recognized using the percentage of total estimated direct labor costs to complete the project. For arrangements that are not fixed price arrangements, both the license revenues and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. For more information on our revenue recognition policies, see ''Critical Accounting Policies and Estimates''.

The Company's expenses primarily consist of product development costs and selling, general and administrative (SG&A) costs. Product development costs consist of staffing expenses in support of the payer and provider products. In general, such costs are not directly related to specific customer products or deliverables, but rather to enhancements and new initiatives. SG&A costs relate to selling expenses, commissions, marketing, network administration and administrative costs that include legal, accounting, investor relations and corporate development costs. Cost of revenue includes costs related to the products and services provided to customers and costs associated with the operation and

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)
Company Summary (continued)

maintenance of the transaction processing centers. These costs include salaries and related expenses for professional services personnel, transaction processing centers' personnel, customer support personnel and any hardware or equipment sold to customers.

Outlook

SXC continued to experience strong organic growth in transaction revenue for the three-month period ending June 30, 2006. This reflected growth from Part D enrollees prior to the May 15th deadline, as well as growth from existing commercial customers.

With our facility requirements expanding, we will incur additional capital costs in 2006 related to moving our U.S. head office in Chicago and our backup data center in Scottsdale.

The Company continued to expand its market penetration, including support for institutional pharmacies, which provides a new market for our transaction processing services. We expect that the aging population and the increased complexity of Part D solutions for this demographic will create a new high growth market opportunity for our existing technology solutions. The Company continues to invest resources in both product development and infrastructure. These efforts will support the significant growth in transactions and services the Company has experienced, including the $1.9M in capital expenditures in the quarter.

The financing completed in late June will provide the Company with additional resources to support its plans for an accretive acquisition. The company is actively targeting companies which would allow us to more deeply penetrate the Payer market, with solutions which expand our clinical and PBM capabilities.

In addition, the financing has enabled the Company to repay its existing credit facility of $12.8M, which incurred interest of approximately $1.9M in fiscal 2005. We believe the U.S. listing (SXCI: NASDAQ) will provide the Company with a foundation to help to increase awareness and liquidity in the long-term, and will expand the Company's access to growth capital via U.S. capital market relationships.

The Company continues to attract attention from customers looking for more flexibility and transparent pricing. Our InformedRx offering, which includes PBM services, is ideally suited for mid-sized employer groups looking to gain more control over their prescription drug costs, and is expected to be a core growth engine in 2006 and beyond.

OVERALL PERFORMANCE

During the three-month period ended June 30,2006, the Company's financial performance was affected by a number of important factors.

Increase in total revenue

Comparing the three-month period ended June 30, 2006 to the three-month period ended June 30, 2005, total revenue increased by 52%, from $12.2 million to $18.5 million.

Continued increase in pharmacy benefit management services

During 2006, the Company has continued to build the InformedRx pharmacy benefit management service offering that expands on the adjudication of prescription drug claims to include the design of healthcare benefit plans for members, managing the reimbursement of retail pharmacies in a pharmacy network, analyzing drug utilization, managing rebate contracts with pharmaceutical manufacturers and establishing web portals to extend the point-of-contact between benefit plans and members. In addition, certain customers utilized our pharmacy network to process prescription drug benefits generated by their Medicare-approved discount drug card prog ram.

Increase in recurring revenue

Comparing the three-month period ended June 30, 2006 to the three-month period ended June 30, 2005, recurring revenue increased by 51%, from $8.4 million to $12.8 million. Growth in revenue from recurring sources has been driven primarily by growth in the transaction processing business, including InformedRx, in the form of claims processing and pharmacy benefit management services for the Company's payer customers as well as switching and maintenance services for provider customers.

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)
Increase in recurring revenue (continued)

The six-month period ended June 30, 2006 reflects the first six months following the introduction of the new Medicare Part D benefits. This federal program allows for prescription drug coverage for seniors and has resulted in an increase in our transaction processing revenues. Comparing the six-month period ended June 30, 2006 to the six-month period ended June 30,2005, transaction processing revenue increased by $7.7 million or 75.8%.

The Company continues to believe that aging demographics and increased use of prescription drugs will continue to benefit the transaction processing business. In addition to benefiting from this industry growth, the Company continues to focus on increasing the transaction processing segment of the recurring revenue base by adding new transaction processing customers to the existing customer base.

RESULTS OF OPERATIONS

The discussion and analysis that follows relates to the results of operations of the Company and should be read in conjunction with the consolidated financial statements and notes for the three-month and six-month periods ended June 30, 2006, the three-month and six-month periods ended June 30, 2005 ("second quarter of fiscal 2005"), and the Company's annual financial statements for the year ended December 31, 2005, which are all available on www.sedar.com. The financial statements, unless otherwise stated, are expressed in US dollars. The MD&A is as of July 21, 2006.

Three-Month Periods Ended June 30, 2006 and 2005

Revenue

Consolidated revenue increased $6.3 million or 51.8% to $18.5 million in the second quarter of fiscal 2006 from $12.2 million in the second quarter of fiscal 2005. Revenue increased between the periods primarily because transaction processing revenue (consisting of claims adjudication, benefits processing, and switching revenue) increased $3.8 million or 74.8%, professional services revenue increased by $1 .0 million or 40.1%, systems sales revenue (consisting of hardware and software license revenue) increased by $1.1 million or 92.0% while maintenance revenue (consisting of hardware and software maintenance and certain pharmacy services) increased by $0.4 million or 10.7%.

The increase in transaction processing revenue was primarily a result of the introduction of Medicare Part D prescription benefit coverage, new payer customers choosing the Company's outsourced transaction processing offering, as well as the organic growth of existing payer customers. The increase in professional services was primarily the result of consulting and implementation services performed in regards to the Medicare Part D program for existing customers as well as some larger, long-term consulting projects for existing customers. System sales revenue is primarily the result of work performed for customers under the Medicare Part D program. The increase in maintenance was primarily a result of new system sales compared to the prior period.

On a percentage basis, recurring revenue accounted for 68% and 69% of consolidated revenue in the second quarters of fiscal 2006 and 2005, respectively. Recurring revenue consists of transaction processing and maintenance revenue.

Gross Profit

Gross profit was 59.5% for the second quarter of fiscal 2006 compared to 60.7% for the second quarter of fiscal 2005. This decrease in gross profit margin percent was primarily a result of the increase in the sale of lower margin professional services versus higher margin transaction processing services related to Medicare Part D implementations.

Product Development Costs

Product development costs for the second quarter of fiscal 2006 were $2.1 million, representing 11.1% of revenue. Product development costs for the second quarter of fiscal 2005 were $2.3 million, or 18.8% of revenue. The decrease in product development costs is the result of increased utilization of the Company's employees for professional services projects.

Selling, General and Administrative Costs

Selling, general and administrative costs ("SG&A") for the second quarter of fiscal 2006 were $4.4 million or 23.8% of revenue compared to $2.6 million, or 21.2% of revenue for the prior comparable period. The selling, general and administrative costs increased as a percentage-of-revenue primarily as a result of additional sales resources to continue the growth of the Company, costs involved to support the Sarbanes Oxley initiatives, and expenses related to the preparation of the financing.

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)

Amortization

Amortization expense (consisting of depreciation and amortization expense) remained consistent at $1.0 million in the second quarter of fiscal 2006 and 2005.

Stock-based Compensation

The Company has a stock-based compensation plan and accounts for all stock-based payments to employees and non-employees using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the grant date and recognized over the vesting period. Stock compensation expense increased from $0.2 million in the second quarter of fiscal 2005 to $0.4 million in the second quarter of fiscal 2006. This increase was due to the issuance of 1.8 million options issued in March 2006, in connection with the Company's stock option incentive plan, as well as the increased fair value of the options issued.

Interest Income and Expense

Interest income increased $0.5 million to $0.6 million for the second quarter of fiscal 2006 from $0.1 million in the second quarter of fiscal 2005. This was due to increased cash balances available for investment from both operations and the Company's equity offering in the fourth quarter of calendar 2005. Interest expense decreased to $0.4 million in the second quarter of 2006 from $0.5 million in the second quarter of 2005.

Income Taxes

During the first quarter of fiscal 2006, it was determined by management that the company will be able to utilize a taxable benefit from historical net operating losses ("NOL's") and tax-related timing, in accordance with CICA Handbook Section 3465, "Income Taxes",. As a result, approximately $2.5 million of previously unrecognized future income tax assets ("FTA's") were recognized. At December 31,2005, approximately $0.7 million of FTA's already existed on the Company's balance sheet.

Current tax expense of $1.1 million and future tax expense of $0.1 million were recognized in the second quarter of fiscal 2006. The current tax expense related to U.S. pre-tax net income in excess of available U.S. NOL's.

Net income

The Company reported net income of $2.1 million for the second quarter of fiscal 2006 compared to $1.5 million in the second quarter of fiscal 2005. This increase of $0.6 million in net income was primarily the result of an increase in revenue of $6.3 million, a decrease of net interest expense of $0.6 million, and a decrease in product development costs of $0.2 million, offset by an increase in project costs of $2.7 million, an increase in SG&A of $1.8 million, an increase in income tax expense of $1.1 million, a decrease of $0.6 million related gain on the sale of assets, an increase in stock based compensation of $0.2 million, and an increase in amortization expense of $0.1 million.

The increase in revenue was primarily the result of additional revenue generated from growth in the Company's transaction processing revenue. The increase in Project Costs was primarily to support the higher revenues. The increase in project costs was primarily the result of additional costs taken on from Medicare Part D work. The increase in SG&A of $1.8 million related primarily to consulting, infrastructural and recruiting fees.

Six-Month Periods Ended June 30, 2006 and 2005
Revenue

Consolidated revenue increased $15.1 million or 66.2% to $37.9 million in the six-month period ended June 30,2006 from $22.8 million in the six-month period ended June 30, 2005. Revenue increased between the periods primarily because transaction processing revenue increased $7.7 million or 75.8%, systems sales revenue increased by $5.9 million or 259.8% professional services revenue increased by $0.9 million or 22.9%, while maintenance revenue increased by $0.7 million or 10.1%.

The increase in transaction processing revenue was primarily a result of the introduction of Medicare Part D prescription benefit coverage, new payer customers choosing the Company's outsourced transaction processing offering, as well as the organic growth of existing payer customers. The increase in system sales revenue is primarily related to upgrades for license clients with tiered license upgrade fees which are linked to the transaction processing volumes and the result of work performed for customers under the Medicare Part D program. The increase in professional services was primarily the result of consulting and implementation services performed in regards to the Medicare Part D program for existing customers as well as some larger, long-term consulting projects for existing customers. The increase in maintenance was primarily a result of new system sales compared to the prior period.

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)

Revenue (continued):

On a percentage basis, recurring revenue accounted for 66% and 73% of consolidated revenue in the six-month periods ending June 30,2006 and 2005, respectively. Recurring revenue consists of transaction processing and maintenance revenue. The decrease on a percentage basis was primarily a result of the significant percentage increase systems sales, which are included in non-recurring revenues.

Gross Profit

Gross profit was 60.1 % and 59.1 % in the six-month periods ending June 30,2006 and 2005, respectively. This increase in gross profit margin was primarily a result of the increase in the sale of higher margin transaction processing services and an increase in the sale of high margin software licenses and transaction processing revenue during the period.

Product Development Costs

Product development costs were $4.2 million (11.0% of revenue) and $4.5 million (19.6% of revenue) for the six-month periods ending June 30, 2006 and 2005, respectively. The decrease in product development costs is the result of increased utilization of the Company's employees for professional services projects.

Selling, General and Administrative Costs

Selling, general and administrative costs ("SG&A") were $8.2 million (21.8% of revenue) and $5.2 million (22.7% of revenue) for the six-month periods ending June 30, 2006 and 2005, respectively. The selling, general and administrative costs decreased as a percentage-of-revenue primarily as a result of the continued focus on cost control and improving operational efficiencies. The $3.1 million increase in costs relates to increased consulting, infrastructural and recruiting expenses to support the Company's growth.

Amortization

Amortization expense (consisting of depreciation and amortization expense) was $1.9 million and $1.8 million for the six-month periods ending June 30, 2006 and 2005, respectively. The increase in depreciation expense relates to an increase in the number of assets purchased between June 30,2006 and June 30,2005.

Lease termination charge

On March 24, 2006, the Company entered into a new operating lease agreement for new office space in Lisle, IL. The lease is effective February 1, 2007 with a term of 1 1 years. As part of the agreement, the Company received certain leasehold inducements including a cash inducement of $0.8 million, which will be recognized over the term of the lease against rent expense.

The minimum payments under the lease agreement are as follows:

2007	$829,127
2008	934,653
2009	967,544
2010	1,000,435
2011	1,033,326
Thereafter	6,993,448
$11,758,533

Coterminous with this new lease agreement, the Company gave notice to the lessor of the U.S. Headquarters, located in Lombard, IL, to terminate the lease effective June 30, 2007. The Company paid $757,815 for this lease termination option which was expensed in the period.

Stock-based Compensation

The Company has a stock-based compensation plan and accounts for all stock-based payments to employees and non-employees using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the grant date and recognized over the vesting period. Stock compensation expense was $0.9 million and $0.4 million for the six-month periods ending June 30, 2006 and 2005, respectively. This increase was due to the issuance of 1.8 million options issued in March 2006, in connection with the Company's stock option incentive plan.

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)

Interest Income and Expense

Interest income was $1.0 million and $0.2 million for the six-month periods ending June 30,2006 and 2005, respectively. This increase was due to increased cash balances available for investment from both operations and the Company's equity offerings in November 2005 and June 2006. Interest expense decreased slightly to $0.8 million from $0.9 million for the quarters ended June 30,2006 and 2005.

Income Taxes

During the first quarter of fiscal 2006, it was determined by management that the company will be able to utilize a taxable benefit from historical net operating losses ("NOL's") and tax-related timing, in accordance with CICA Handbook Section 3465, "Income Taxes". As a result, approximately $2.5 million of previously unrecognized future income tax assets ("FTA's") were recognized. At December 31, 2005, approximately $0.7 million of FTA's already existed on the Company's balance sheet.

Future tax expense of $0.8 million and current tax expense of $1.8 million were recognized for the six-month period ending June 30, 2006. The current tax expense related to U.S. pre-tax net income in excess of available U.S. NOL's using an effective tax rate of 36%.

Net income

Net income was $7.6 million and $1.6 million for the six-month periods ending June 30,2006 and 2005, respectively. This $6.0 million increase in net income was primarily the result of an increase in revenue of $15.1 million, a decrease of income taxes of $0.7 million, a decrease in product development costs of $0.3 million, and an increase in net interest income of $0.9 million offset by an increase in project costs of $5.8 million, an increase in SG&Aexpenses of $3.1 million, an increase in lease termination charges of $0.8 million, an increase in stock-based compensation of $0.5 million, a decrease of $0.6 million in gain on sale of property, and an increase in amortization of $0.2 million.

The increase in revenue was primarily the result of additional revenue generated from growth in the Company's transaction processing revenue, and consulting, implementation and system sales related to Medicare Part D. The increase in project costs was required to support the revenue growth. The increase in SG&A of $3.1 million related primarily to consulting, infrastructural and recruiting fees.

1Adjusted EBITDA Reconciliation to Net Income

Adjusted EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to amortization, debt service and income tax. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income, determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. Adjusted EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating Adjusted EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of Adjusted EBITDA to net income is shown below:

	For the three months ended		For the six months ended
	30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05
Adjusted EBITDA	$4,606,216	$2,527,133	$10,363,922	$3,840,640
Amortization	(1,049,922)	(927,664)	(1,946,547)	(1,656,387)
Stock-based	(434,876)	(229,667)	(913,733)	(368,204)
compensation
Gain on sale of asset	-	626,342	-	626,342
Lease termination	-	-	(757,815)	-
Interest income	171,116	(418,219)	264,441	(818,860)
(expense), net
Income tax recovery	(1,177,989)	(31,510)	680,809	(61,510)
(expense)
Income after taxes	$2,114,545	$1,546,415	$7,691,077	$1,562,021

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)

OUTSTANDING SHARES

As at July 21,2006, the Company had outstanding 20,307,803 common shares and 2,004,741 share-purchase options outstanding at a weighted average exercise price of CDN $6.99.

LIQUIDITY AND CAPITAL RESOURCES

At June 30,2006, the Company had a working capital position of $77.4 million, with cash and cash-equivalents of $73.4 million, compared with $37.3 million of working capital and $36.0 million of cash and cash-equivalents at December 31, 2005. The $37.4 million increase in the Company's cash position was primarily the result of $6.3 million in cash generated from operations, $34.5 million of cash generated from financing activities, and $3.3 million in cash used for investment purposes.

Cash flows from operating activities

During the six-month period ended June 30,2006, the Company generated cash from operations of $6.3 million, which primarily consisted of $7.6 million of net income, in addition to $2.1 million in amortization of capital and intangible assets, $0.9 million in stock-based compensation expense, a $0.8 million increase in deferred leasehold inducements, a future tax asset decrease of $2.5 million and a $2.7 million decrease in non-cash working capital. This compares to $2.8 million of cash generated through operations in fiscal 2005, which primarily consisted of net income of $1.6 million, $1.7 million in amortization of capital assets, $0.4 million of stock-based compensation expense, offset by a $0.6 million gain on the sale of assets, and a $0.3 million decrease in non-cash working capital.

Cash flows from financing activities

During the six-month period ended June 30,2006, the Company generated cash for financing activities of $34.5 million, which consisted of $35.0 million in proceeds from a NASDAQ public offering and $0.2 million in proceeds from the stock option exercises, which was offset by $0.7 million of repayment of long-term liabilities. This compares to $.0.7 million used during the six-month period ended June 30, 2005, which consisted of the $0.7 million of repayment of long-term liabilities.

Cash flows from investing activities

During the six-month period ended June 30, 2006, the Company used cash for investing activities of $3.3 million, consisting primarily of capital purchases to support increased ASP activity related to Medicare Part D. This compares to $21.4 million used during the six-month period ended June 30,2005, which consisted of the $22.4 million related to the acquisition of Health Business Systems, $1.3 million of capital purchases, which was offset by $2.3 million of proceeds from the disposal of capital assets.

The company believes that cash flow generated from operations will be sufficient to fund working capital requirements and anticipated capital expenditures in 2006.

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

The following table provides summary quarterly results (unaudited) for the eight quarters prior to and including the quarter ended June 30,2006:

	2006	2006	2005	2005	2005	2005	2004	2004
(US in $000’s, except Basic & diluted EPS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$18,528	$19,337	$16,611	$14,730	$12,209	$10,573	$8,526	$8,239
Recurring revenue ($)	12,734	12,411	9,393	8,770	8,434	8,193	5,782	4,787
Recurring revenue (%)	69%	64%	57%	60%	69%	78%	68%	58%
Operating income ($)	3,071	3,624	3,783	2,379	1,323	400	877	1,102
Net income ($)	2,065	5,577	3,950	2,210	1,546	16	647	881
Basic EPS	$0.12	$0.33	$0.26	$0.15	$0.11	$0.00	$0.05	$0.08
Diluted EPS	$0.12	$0.31	$0.24	$0.14	$0.10	$0.00	$0.05	$0.08

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)

For the Eight Quarters Ended December June 30,2006

Revenue has steadily increased from $8.2 million to $19.3 million between the third quarter of 2004 and the first quarter of 2006. Total revenue decreased from $19.3 to $18.5 million between the first and second quarters of 2006, primarily due to the large amount of Medicare Part D-related systems sales and transaction processing that occurred in the first quarter.

Recurring revenue dollars has increased over the past eight quarters from $4.8 million to $12.8 million, as a result of increased transaction processing revenue from the introduction of Medicare Part D prescription benefit coverage, new payer customers choosing the Company's outsourced transaction processing offering, as well as the organic growth of existing payer customers.

The recurring revenue percentage has fluctuated both up and down over the past eight quarters; the recurring revenue percentage from the third and fourth quarters of fiscal 2005 were down compared to prior quarters primarily because both quarters had a larger mix of systems sales related to revenue from Medicare Part D modules being recognized during those two quarters. The recurring revenue percent increased in the first two quarters of fiscal 2006, primarily due to a higher mix of transaction processing revenue compared with the remaining recognition of the Medicare Part D system sales.

Operating income steadily increased from $1.1 million in the third quarter of fiscal 2004 to $3.8 million in the fourth quarter of fiscal 2005. Operating income declined in the first and second quarters of fiscal 2006, primarily due to the recognition of a one-time lease breakage charge of $0.8 million and the recognition of current tax of expense of $1.2 million in the second quarter of fiscal 2006 since the U.S. entity became fully taxable beginning in the first quarter of 2006.

Net income has increased from $0.9 million in the third quarter of fiscal 2004 to $5.6 million in the first quarter of fiscal 2006. Net income was positively impacted by the set-up of future tax assets related to future taxable benefits that were determined by management to "more likely than not" be realizable in the future, offsetting taxable income $0.7 million and $2.5 million in Q4 of fiscal 2005 and fiscal 2006, respectively.

Net income for the first quarter of 2006 was negatively impacted by an increase in stock compensation expense from $0.3 million to $0.5 million between Q4 of fiscal 2005 and Q1 of 2006. This was primarily the result of 1.8 million new options being issued in March 2006. Net income declined by $3.5 million between the first and second quarters of fiscal 2006, primarily due to the set-up of the future tax asset by $2.5 million and the decrease of revenue by $0.8 million.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company entered into a credit facility agreement with MCG Capital Corporation in December 2002 as a result of a refinancing of existing debt. The credit facility consisted of a $1.0 million revolving line of credit and a $7.6 million term loan. In connection with the HBS acquisition, in December 2004 the Company refinanced its credit facility by terminating the revolving credit facility, expanding the term loan to $13.6 million and renegotiating its covenants.

On July 5, 2006, the Company repaid its outstanding line of credit and term loan with MCG Capital Corporation. The Company paid $12,785,207, which consisted of $12,449,048 in principal and $188,700 in a prepayment fee, and $147,459 of additional expense representing unamortized deferred charges and interest expense.

The Company has not entered into any hedging activities owing to its limited foreign exchange exposure and preference for more conservative investing instruments.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

At June 30, 2006, contractual obligations of the Company are as follows. The long-term debt below contains principal payments only. Interest on the long-term debt fluctuates based on business performance.

		Less than	Years	Years	After
	Total	1 Year	1-3	4-5	Year 5
Long-Term Debt	$12,580,000	$1,870,000	$5,270,000	$5,440,000	-
Operating Leases	$14,038,851	$1,479,450	$2,694,766	$2,307,952	$7,556,682
Total Contractual Obligations	$26,618,851	$3,349,450	$7,964,766	$7,747,952	$7,556,682

On July 5, 2006, the Company utilized a portion of the funds from its public offering on June 30, 2006 to pay-off its long-term debt facility of approximately $12.8 million. The $12.8 million consisted of $12.6 in principal and $0.2 million in a prepayment fee.

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements or derivative financial instruments that have or are reasonably likely to have a current or future effect on the results of operations.

IMPLEMENTATION OF ACCOUNTING POLICY

On March 24, 2006, in accordance with a lease provision, the Company gave notice to the lessor of the U.S. Headquarters, located in Lombard, IL, to terminate the lease, effective June 30, 2007. The Company paid $0.8 million for this lease termination option and entered into a new eleven year lease agreement with a different lessor in Lisle, Illinois which is effective February 1, 2007 and ends on January 31, 2018. As part of a lease inducement, the lessor of the Lisle building paid the Company $0.8 million to cover the expenses incurred to terminate the Lombard lease.

In accordance with EIC-21, "Accounting for Lease Inducements by the Lessee" and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities,' the lease inducement amount was recorded as a "Deferred lease inducement" liability on the balance sheet and will be amortized over the life of the Lisle lease term while the Lombard lease termination option payment was recognized as a one-time expense in the first quarter of fiscal 2006.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, preliminary purchase price allocation in connection with acquisitions, the carrying amount of capital assets, intangibles, goodwill, and valuation allowances for receivables and future income taxes. Actual results could differ from those estimates. These items are unchanged from those discussed in the Company's annual MD&A for the year ended December 31,2005

Additional information

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

Systems Xcellence Inc.

Consolidated Balance Sheets

	June 30, 2006		December 31, 2005
(All amounts are in US dollars)	(unaudited	)

ASSETS
Current assets:
Cash and cash equivalents (note 5(a))	$73,375,030		$35,951,932
Accounts receivable, net of allowance for doubtful accounts of $593,616, (2005-$319,566)	13,044,561		8,649,801
Unbilled revenue	1,503,859		1,001,971
Prepaid expenses	1,611,535		1,191,444
Inventory	353,235		437,674
Future tax asset	748,145		320,000
Total current assets	90,636,365		47,552,822

Capital assets	5,947,464		3,777,954
Deferred charges	693,663		787,686
Goodwill	13,996,147		13,996,147
Other intangible assets	12,037,000		12,829,000
Future tax asset	2,410,000		360,000
Other assets (note 7)	2,000,000		2,000,000
Total assets	$127,720,639		$81,303,609

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$698,202	$765,761
Accrued liabilities	6,908,501	4,833,151
Deferred revenue	3,684,571	3,131,031
Current portion of long-term liabilities	1,870,000	1,530,000
Total current liabilities	13,161,274	10,259,943
Long-term liabilities	10,579,048	11,572,858
Deferred leasehold inducement (note 6)	757,815	-
Shareholders' equity: (note 2)
Capital stock	99,194,104	64,047,220
Contributed surplus	2,632,105	1,718,372
Retained earnings (deficit)	1,396,293	(6,294,784)
	103,222,502	59,470,808
Subsequent event (note 9)

Total liabilities and shareholders' equity	$127,720,639	$81,303,609

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

Systems Xcellence Inc.

Consolidated Statements of Operations
(Unaudited)

	Three Months	Three Months	Six Months	Six Months
	ended	ended	ended	ended
(All amounts are in US dollars)	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Revenue	$18,527,770	$12,209,203	$37,864,923	$22,781,870
Project costs	7,504,351	4,795,079	15,109,830	9,314,995
	11,023,419	7,414,124	22,755,093	13,466,875
Expenses:
Product development costs	2,064,027	2,295,666	4,169,389	4,456,975
Selling, general and administration	4,353,176	2,591,325	8,221,782	5,169,260
Amortization	1,049,922	974,675	1,946,547	1,750,063
Lease termination	-	-	757,815	-
Stock-based compensation	434,876	229,667	913,733	368,204
	7,902,001	6,091,333	16,009,266	11,744,502
Income before the undernoted	3,121,418	1,322,791	6,745,827	1,722,373
Net interest:
Income	(564,819)	(84,483)	(1,048,621)	(156,589)
Expense	393,703	455,691	784,180	881,773
	(171,116)	371,208	(264,441)	725,184
Gain on sale of land and building	-	626,342	-	626,342
Income before income taxes	3,292,534	1,577,925	7,010,268	1,623,531
Income tax expense (recovery) :
Current	1,119,329	31,510	1,797,336	61,510
Future	58,660	-	(2,478,145)	-
	1,177,989	31,510	(680,809)	61,510
Net income	$2,114,545	$1,546,415	$7,691,077	$1,562,021

Net income per share:
Basic	$0.12	$0.11	$0.45	$0.11
Diluted	$0.12	$0.10	$0.43	$0.10
Weighted average number of shares used in computing net income per share:
Basic	17,059,144	14,591,921	17,005,410	14,587,841
Diluted	18,138,372	15,106,264	18,009,017	15,110,049

Consolidated Statements of Retained Earnings (Deficit)
(Unaudited)

	Three Months ended June 30, 2006	Three Months ended June 30, 2005	Six Months ended June 30, 2006	Six Months ended June 30, 2005
Retained earnings (deficit), beginning of period	$(718,252)	$(14,001,314)	$(6,294,784)	$(14,016,920)
Net income	2,114,545	1,546,415	7,691,077	1,562,021
Retained earnings (deficit), end of period	$1,396,293	$(12,454,899)	$1,396,293	$(12,454,899)

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

Systems Xcellence Inc.

Consolidated Statements of Cash Flows
(Unaudited)

	Three Months	Three Months	Six Months	Six Months
	ended	ended	ended	ended
(All amounts are in US dollars)	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Cash provided by (used in):
Operations:
Net income	$2,114,545	$1,546,415 $	$7,691,077	$1,562,021
Items not involving cash, net of effects from acquisition:
Gain on sale of asset	-	(626,342)	-	(626,342)
Amortization of capital assets	655,358	480,164	1,154,547	876,387
Amortization of intangible assets	394,564	447,500	792,000	780,000
Amortization of deferred charges	47,011	47,012	94,023	93,677
Stock-based compensation Future tax asset	434,876 58,660	229,667 -	913,733 (2,478,145)	368,204-
Increase in deferred leasehold inducements	-	-	757,815	-
Changes in non-cash operating working capital	17,407	(71,995)	(2,670,969)	(285,706)
Net cash provided by operations	3,722,421	2,052,421	6,254,081	2,768,241
Financing: Proceeds from exercise of share-purchase options	69,581	6,373	151,578	12,533
Proceeds from issuance of common shares, net of costs (note 2)	34,995,306	-	34,995,306	-
Financing costs related to long-term liabilities	-	-	-	50,000
Repayment of long-term liabilities	(326,905)	(754,112)	(653,810)	(767,051)
Net cash provided by (used in) financing	34,737,982	(747,739)	34,493,074	(704,518)
Investing:
Acquisition of HBS	-	(2,452,599)	-	(20,452,599)
Contingent consideration placed in escrow	-	(2,000,000)	-	(2,000,000)
Purchase of capital assets	(1,939,109)	(1,072,442)	(3,324,057)	(1,320,014)
Proceeds from disposal of capital assets	-	2,342,695	-	2,342,695
Net cash used in investments	(1,939,109)	(3,182,346)	(3,324,057)	(21,429,918)
Increase (decrease) in cash and cash equivalents	36,521,294	(1,877,664)	37,423,098	(19,366,195)
Cash and cash equivalents, beginning of period	36,853,736	12,148,112	35,951,932	29,636,643

Cash and cash equivalents, end of period	$73,375,030	$10,270,448	$73,375,030	$10,270,448

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

Systems Xcellence Inc.

Notes to Consolidated Financial Statements
For the three and six month periods ended June 30, 2006

1.	Significant accounting principles:

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements, which, except as described in note 8, conform in all material respects with accounting principles generally accepted in the United States ("US GAAP").

Certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended December 31, 2005.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three-month and six-month periods ended June 30, 2006 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31,2005, except for the following:

(a)     Deferred leasehold inducements:

Deferred leasehold inducements represent cash inducements received from the Company's landlord that are amortized against rent expense on a straight-line basis over the term of the related lease.

2.	Shareholders'equity:

(a)     Share consolidation:

On June 5, 2006, the Company filed articles of amendment to effect a four-to-one-share consolidation of the Company's outstanding common shares. The share consolidation was approved by the shareholders of the Company on May 17, 2006. Accordingly, net income per share presented in the Consolidated Statements of Operations gives effect to this share consolidation for all periods presented.

(b)     Issuance of common shares:

On June 22, 2006, the Company filed a Short-Form Prospectus in Canada and a Registration Statement in the U.S. in connection with the issue of 3,200,000 common shares of the Company. The gross proceeds of the issuance were $36,064,000, less aggregate issuance costs of $1,068,694, netting to $34,995,306.

(c)     Outstanding shares:

As at June 30, 2006, the Company had outstanding common shares of 20,307,803 and 2,004,741 share purchase options outstanding at a weighted average exercise price of Canadian $6.99.

3.	Stock-based compensation:

During the three-month and six-month periods ended June 30, 2006, the Company recorded stock-based compensation expense of $434,876 and $913,733 respectively (three-month and six-month periods ended June 30, 2005 - $229,667 and $368,204). The Black-Scholes option pricing model was used to estimate the fair value of the options at grant date based on the following assumptions:

Systems Xcellence Inc.

Notes to Consolidated Financial Statements
For the three and six month periods ended June 30, 2006

3.	Stock-based compensation (continued):

	2006	2005

Volatility	41%	42%
Risk-free interest rate	5.125%	4.00%
Expected life	5 years	5 years
Dividend yield	-	-

4.	Segmented Information:

The Company operates in a single reportable operating segment, which is providing transaction processing solutions to the pharmaceutical benefits industry. The Company's operates in two geographic areas as follows:

	Three months ended		Six months ended
Revenue	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
United States	$18,191,271	$11,932,011	$37,213,025	$22,280,737
Canada	336,499	277,192	651,898	501,133
Total	18,527,770	12,209,203	37,864,923	22,781,870

The Company's revenue breaks down into the following components:

Products and Services	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Recurring:
Transaction Processing	$8,994,223	$5,145,390	$17,748,394	$10,096,631
Maintenance	3,740,226	3,288,630	7,396,887	6,529,960
Total Recurring	12,734,449	8,434,020	25,145,281	16,626,591

Non-Recurring:
Professional Services	3,563,498	2,614,060	7,935,916	3,892,001
System Sales	2,229,823	1,161,123	4,783,726	2,263,278

Total Non-Recurring	$5,793,321	$3,775,183	$12,719,642	$6,155,279

Total Revenue	$18,527,770	$12,209,203	$37,864,923	$22,781,870

During the three-month period ended June 30, 2006 one customer accounted for 11.1% of total revenue. For the three-month period ended June 30, 2005, no one customer accounted for more than 10% of total revenue. During the six-month period ended June 30, 2006 one customer accounted for 10.3% of total revenue. For the six-month period ended June 30, 2005, no one customer accounted for more than 10% of total revenue.

At June 30, 2006 and at December 31, 2005, no one customer accounted for more than 10% of the total accounts receivable balance.

Systems Xcellence Inc.

Notes to Consolidated Financial Statements
For the three and six month periods ended June 30, 2006

5.	Supplemental cash flow information:

 (a)    The components of cash and cash equivalents are as follows:

	June 30, 2006	December 31, 2005
Cash on deposit	$15,522,302	$7,678,392
Short-term investments:
U.S. money market funds	4,709,760	3,509,513
Commercial paper	30,111,612	24,733,932
CD’s (30-90 days)	13,000,000	-
Stable Balance Agreement	10,000,000	-
Canadian dollar deposits (Cdn. $35,000 at 1.1680;
December 31, 2005 - Cdn. $35,000 at 1.1630)	31,356	30,095
	$73,375,030	$35,951,932

     (b)    Change in non-cash operating working capital:

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Accounts receivable	505,872	(1,326,343)	(4,394,760)	$(462,369)
Revenue in excess of billings	(260,756)	(239,810)	(501,888)	(239,810)
Inventories	70,318	(115,463)	84,439	(247,760)
Prepaid expenses	(494,017)	(73,438)	(420,091)	(109,908)
Accounts payable & accrued liabilities	172,667	1,107,236	2,007,791	688,535
$ Deferred revenue	23,323	$575,823	$553,540	85,606
	$17,407	$(71,995)	$(2,670,969)	$(285,706)

(c)    Supplemental cash flow information

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Interest received	$564,819	84,483	$1,048,621	156,589
Interest paid	$393,703	455,691	$784,180	881,773
Taxes paid	$2,373,090	31,150	$2,515,468	61,510

6.	Deferred leasehold inducement:
On March 24, 2006, the Company entered into a new operating lease agreement for new office space in Lisle, IL. The lease is effective February 1, 2007 with a term of 11 years. The minimum payments under the lease agreement are as follows:

2007	$829,127
2008	934,653
2009	967,544
2010	1,000,435
2011	1,033,326
Thereafter	6,993,448
$11,758,533

Systems Xcellence Inc.

Notes to Consolidated Financial Statements
For the three and six month periods ended June 30, 2006

6.	Deferred leasehold inducement (continued):

As part of the agreement, the Company received certain leasehold inducements including a cash inducement of $757,815, which will be recognized over the term of the lease as a reduction of rent expense.

Coterminous with this new lease agreement, the Company gave notice to the lessor of the U.S. Headquarters, located in Lombard, IL, to terminate the lease effective March 31, 2007. The Company paid $757,815 for this lease termination option which was expensed in the period.

7.	Other assets:

On December 17, 2004, the Company, through a wholly owned subsidiary, acquired all of the outstanding shares of Health Business Systems ("HBS"), based in Warminster, Pennsylvania, which provides retail pharmacy management systems and workflow technology.

Under the terms of the HBS Stock Purchase Agreement, on June 1, 2005 the Company paid $2,000,000 to an interest-bearing escrow account which will be paid to the former HBS shareholders on December 31, 2006, subject to specified earn-out targets being met. The $2,000,000 contingent consideration has been recorded as an other asset and will be recorded as additional purchase price consideration when the contingency is resolved.

8.	Reconciliation of significant differences between accounting principles generally accepted in Canada and United States:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as follows:

      (a)    Consolidated statements of operations:

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Net income in accordance with Canadian GAAP	$2,114,545	$1,546,415	$7,691,077	$1,562,021
Adjustments for:
Stock-based compensation (d)	22,225	-	72,225	-
Net income in accordance with U.S. GAAP	$2,136,770	$1,546,415	$7,763,302	$1,562,021

The basic and diluted income per share under U.S. and Canadian GAAP remains the same for the periods presented.

Systems Xcellence Inc.

Notes to Consolidated Financial Statements
For the three and six month periods ended June 30, 2006

8.	Reconciliation of significant differences between accounting principles generally accepted in Canada and United States (continued):

    (b)    Under U.S. GAAP, the Company is required to present a statement of changes in shareholders' equity, which is presented

			Additional
	Number of		paid-in
	shares	Amount	capital	Deficit	Total

Balance as of December 31, 2004	14,579,624	45,695,433	579,328	(13,721,855)	32,552,906
Issued on the exercise of stock options	14,000	45,360	(32,827)		12,533
Impact of stock-based compensation	-	-	368,204		368,204
Net income	-	-	-	1,562,021	1,562,021

Balance as of June 30, 2005	14,593,624	45,740,793 $	914,705 $	$(12,159,834)	$34,495,664

Balance as of December 31, 2005	16,938,833	$64,086,899	$1,383,628	$(5,999,719)	$59,470,808

Issuance of common shares	3,200,000	34,995,306	-	-	34,995,306
Issued on the exercise of stock options	168,970	374,224	(222,646)	-	151,578
Impact of stock-based compensation	-	-	913,733	-	913,733
Net income	-	-		- 7,763,302	7,763,302
Balance as of June 30, 2006	20,307,803	$99,456,429	$2,074,715	$1,763,583	$103,294,727

     (c)    Consolidated comprehensive income:

Statement on Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders' equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on marketable securities. There are no adjustments to the U.S. GAAP net income required to reconcile to the comprehensive income/loss.

Systems Xcellence Inc.

Notes to Consolidated Financial Statements
For the three and six month periods ended June 30, 2006

8.	Reconciliation of significant differences between accounting principles generally accepted in Canada and United States (continued):

(d)    Stock-based compensation:

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in notes 1 (l) and 8. Under U.S. GAAP, the Company has similarly elected to follow the fair value method in accordance with SFAS 123, Accounting for Stock-based Compensation ("SFAS 123"), as of January 1, 2004 using the modified prospective transition method. Prior to January 1, 2004 the Company followed APB 25, Accounting for Stock Issued to Employees. Under SFAS 123, compensation expense is recorded as a charge to income and a credit to additional paid-in-capital over the service period. As the Company did not have any deferred compensation, stock-based compensation liabilities or deferred income taxes recorded as of January 1, 2004, there is no required opening adjustment relating to these accounts. The amounts that would otherwise have been recorded as compensation in the year as if the fair value method had always been applied will be recorded in income on a prospective basis. Since, for Canadian GAAP purposes, the Company retroactively restated the stock-based compensation relating to the fiscal years 2003 and 2004, an adjustment was made to the U.S. GAAP opening deficit and contributed surplus (APIC) accounts to remove the impacts of t h e Canadian restatement relating to any unvested options as of January 1,2004.

Effective January 1, 2006, the Company is required to apply the provisions of FASB Statement No. 123R ("SFAS 123R"), which requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective ormodified-retrospective transition method. The Company has adopted this standard using the modified-prospective method and, therefore, recognizes share-based compensation for any new share-based awards and awards modified, repurchased or cancelled after the required effective date over the remaining portion of the requisite service under previously granted unvested awards outstanding as of the effective date, January 1,2006.

Under SFAS 123R, the Company is required to determine the grant date fair value of the stock-based awards granted to employees. The Company is continuing to use the Black-Scholes option pricing model to value these options. The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period. Previously, the Company adjusted compensation cost for actual forfeitures at the time forfeitures occurred. SFAS 123R requires the Company estimate forfeitures as part of the initial measure of the grant date fair value of the award. The cumulative effect of the change in accounting policy for the adjustment related to the forfeitures for the prior periods is $50,000 at January 1, 2006.

Under U.S. GAAP, the expense related to share-based payment arrangements should be presented in the same income statement line item as the cash compensation to those employees. Accordingly, the allocation of the stock-based compensation costs would be as follows:

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Project costs	$102,674	$64,472	$203,595	$110,044
Product development costs	51,675	33,112	102,500	56,411
Selling, general and administrative	280,527	132,083	607,638	201,749
	$434,876	$229,667	$913,733	$368,204

Systems Xcellence Inc.

Notes to Consolidated Financial Statements
For the three and six month periods ended June 30, 2006

8.	Reconciliation of significant differences between accounting principles generally accepted in Canada and United States (continued)

(e)    Accrued liabilities

Included in the accrued liabilities are project cost accruals as at June 30, 2006 of 2,304,253 and as at December 31 ,2005 of nil.

9.	Subsequent event:

On July 5, 2006, the Company repaid its outstanding line of credit and term loan with MCG Capital Corporation. The Company paid cash consideration of $12,785,207, which consisted of $12,580,000 in principal and $205,207 in a prepayment fee and accrued interest. Accordingly, the Company wrote off related unamortized deferred charges of $824,615.

Systems Xcellence, Inc. 555 Industrial Drive Milton, Ontario L9T 5E1 T (905) 876-4741 F (905) 878-8869 Toll Free 1-800-622-3111
Investor Contacts:

Jeff Park
Chief Financial Officer
investors@sxc.com
www.sxc.com
F (905) 878-8869

Dave Mason
Investor Relations - CAN
The Equicom Group, Inc.
dmason@equicomgroup.com
www.equicomgroup.com
T (416) 815-0700x237

Susan Noonan
Investor Relations - U.S.
The SAN Group, LLC
(212)966-3650
susan@sanoonan.com
www.sanoonan .com